21004936

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

SEC Mail Processing

NOV 2 3 2021

Washington, DC

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Stuart Frankel & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Cutter Mill Road Suite 210
(No. and Street)

Great Neck (City) NY (State) 11021 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Glenda Bagnato (Name) 212-943-8787 (Area Code – Telephone Number) glenda @stuartfrankel.com (Email Address)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lerner and Sipkin CPAs, LLP
(Name – if individual, state last, first, and middle name)

420 Lexington Ave., Suite2160 (Address) New York, NY (City) (State) 10170 (Zip Code)

4/14/2009 (Date of Registration with PCAOB)(if applicable) 3352 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, JEFFREY FRANKEL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STUART FRANKEL & CO., INC., as of SEPTEMBER 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
PRESIDENT

ALFONSO A FELIPE RIVERA
Notary Public, State of New York
No. 01FE6400937
Qualified in Bronx County
Commission Expires Nov 25 2023

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**STUART FRANKEL & CO., INC.**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,928,552 |
| Due from brokers | | 5,417,035 |
| Securities owned at market value (Note 3) | | 15,451,243 |
| Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $3,996,647 (Note 4) | | 2,000,000 |
| Other assets | | 38,557 |
| Total assets | $ | 24,835,387 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| **Liabilities** | $ | 1,928,764 |
| Accounts payable and accrued expenses | | 1,928,764 |
| **Commitments and Contingencies** (Notes 6 and 7) | | |
| **Liabilities subordinated to claims of general creditors** | | |
| Pursuant to subordinated loan agreements (Note 4) | | 5,000,000 |
| Total liabilities | | 6,928,764 |
| **Stockholders' equity** (Note 9) | | |
| Common stock, $1 par value, 200,000 shares authorized, 92,500 shares issued and outstanding | | 92,500 |
| Additional paid in capital | | 274,129 |
| Retained earnings | | 17,539,994 |
| Total stockholders' equity | | 17,906,623 |
| Total liabilities and stockholders' equity | $ | 24,835,387 |

**STUART FRANKEL & CO., INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

## Note 1 - Nature of Business

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

## Note 2 - Summary of Significant Accounting Policies

a) ***Recent Accounting Pronouncements***

In February 2016, The FASB issued ASU No. 2016-02, leases ( "ASU) 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance was effective for years beginning after December 15, 2018. The lease terminates on November 30, 2021. There was no material right of use asset and lease liability as of September 30, 2021.

b) ***Revenue Recognition***

The Company principally earns commission by buying and selling securities for a diverse group of institutional investors. The Company also provides opportunities of Corporate Access to Institutional Investors.
During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, 'Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principals for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which deferred the effective date of ASU No.2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarified the identification of performance obligations and licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

c) ***Income Taxes***

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

d) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

f) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 3- Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. C 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

**STUART FRANKEL & CO., INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at September 30, 2021:

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Equities | $14,915,118 | $14,915,118 | $ - | $ - |
| Other securities | 536,125 | - | 536,125 | - |
| | $15,451,243 | $14,915,118 | $536,125 | $0 |

**Note 4- Liabilities Subordinated to the Claims of General Creditors**

Subordinated liabilities consist of both secured demand notes evidenced by a secured demand note collateral agreement approved by FINRA and subordinated loan agreements approved by the New York Stock Exchange. Both agreements are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

| | Maturity Date | Interest Rate | Face Value |
|---|---|---|---|
| Subordinated loans | April 29, 2023 | 10% | $3,000,000 |
| Secured demand Note | November 10, 2029 | 6% | 2,000,000 |
| | | | $5,000,000 |

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**Note 5- Money Purchase Plan**

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 10% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $ 234,973 to the plan during the fiscal year.

## Note 6 - Commitments

***Office Lease***

The Company will lease office space pursuant to a lease agreement for the period December 1, 2021, through May 31, 2024. Rental payments are payable monthly. The Company's minimum rental commitments over the next three years are as follows:

| Year Ended Sept 30, | Amount |
|---|---|
| 2022 | $ 33,879 |
| 2023 | $ 34,902 |
| 2024 | $ 23,880 |

## Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 8 - Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2021, and through November 19, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2021.

**Note 9 - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On September 30, 2021, the Company had net capital of $19,855,610 which was $19,727,026 in excess of its required net capital of $128,584. The Company's net capital ratio 9.71%.

A copy of the Firm's statement of Financial Condition as of September 30, 2021, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional offices of the SEC and FINRA.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Stuart Frankel & Co., Inc.
60 Cutter Mill Road – Suite 210
Great Neck, NY 11021

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stuart Frankel & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stuart Frankel & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Stuart Frankel & Co., Inc. stated that Stuart Frankel & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stuart Frankel & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stuart Frankel & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 19, 2021